Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Reynolds American Inc.:

We consent to the use of our report dated June 21, 2017, with respect to the statements of net assets available for benefits of RAI 401k Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2016, and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, incorporated herein by reference.

/s/ KPMG LLP

Greensboro, North Carolina
July 25, 2017